

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2022

Kemper Isely
Principal Executive Officer, Co-President and Director
Natural Grocers by Vitamin Cottage, Inc.
12612 West Alameda Parkway
Lakewood, Colorado 80228

> **Re: Natural Grocers by Vitamin Cottage, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2021**
> **Filed December 9, 2021**
> **File No. 001-35608**

Dear Mr. Isely:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Trade & Services